UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

HATTERAS MASTER FUND, L.P.

(Name of Subject Company (Issuer))

HATTERAS MASTER FUND, L.P.

(Name of Filing Person(s) (Issuer))

LIMITED PARTNERSHIP INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

David B. Perkins

8540 Colonnade Center Drive, Suite 401

Raleigh, NC 27615

(919) 846-2324

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Michael P. Malloy, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

215-988-2700

December 21, 2012

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:  $64,030,000 (a)  Amount of Filing Fee:  $8,710.67 (b)

(a) Calculated as the aggregate maximum value of Interests being purchased.

(b) Calculated at $136.40 per $1,000,000 on the first $61 million of the Transaction Valuation and $128.80 on the next $3,030,000 of the Transaction Valuation.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $8,320.40

Form or Registration No.:  SC TO-I

Filing Party:  Hatteras Master Fund, L.P.

Date Filed:  December 21, 2012

Amount Previously Paid:  $390.27

Form or Registration No.:  SC TO-I

Filing Party:  Hatteras Master Fund, L.P.

Date Filed:  October xx, 2013

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on December 21, 2012 by Hatteras Master Fund, L.P. (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase limited partnership interests (“Interests”) in the Fund in an aggregate amount up to $64,030,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on December 21, 2012.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.   Holders of Interests in the Fund (“Partners”) that desired to tender an Interest, or a portion thereof, for purchase were required to submit their tenders by 11:59 P.M., Eastern Time, on January 29, 2013.

2.   As of January 29, 2013, six (6) Partners validly tendered Interests and did not withdraw such tenders prior to the expiration of the Offer. The validly tendered Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

3.   The net asset value of the Interests tendered pursuant to the Offer was calculated as of March 31, 2013 in the amount of $64,029,409.

4.   The payment of the purchase price of the Interests or portions of Interests tendered was made to each Partner whose tender was accepted for purchase by the Fund in accordance with the terms of the Offer.  The Partners whose tenders were accepted for purchase by the Fund did not tender their entire Interests in the Fund, therefore, the Fund paid the Partners 100% of the Partners’ unaudited net asset value of the Interests tendered. Cash payments in the amount of the unaudited net asset value of the respective Interests tendered were wired to the account designated by each Partner in the Letter of Transmittal on or about May 2, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

HATTERAS MASTER FUND, L.P.

By:	/s/ David B. Perkins
Name: David B. Perkins
Title: President and Chairman of the Board of Directors

HATTERAS INVESTMENT MANAGEMENT LLC,
as General Partner

By:	/s/ David B. Perkins
Name: David B. Perkins
Title: Managing Member

October 31, 2013